                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] Kinross                                           Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                           FOR IMMEDIATE RELEASE
                                                               FEBRUARY 10, 2006

                   KINROSS GOLD TO FILE RESTATED 2003 AND 2004
                              FINANCIAL STATEMENTS


TORONTO - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross" or the "Company") has now completed the restatement of its financial statements for the years ended December 31, 2003 and 2004 that were filed on November 30, 2005. Kinross will now begin filing its restated quarterly and audited annual financial statements for 2004 along with comparative restated numbers for 2003. Kinross will also file its 2004 Annual Information Form in Canada, and the US equivalent on Form 40-F. The Company plans to begin the filings next week and will post all filings on its website, WWW.KINROSS.COM, and the filings will also be accessible on SEDAR (www.sedar.com) and Edgar (WWW.EDGAR-ONLINE.COM).

Kinross plans to release and file its financial statements for the three quarters ended March 31, June 30 and September 30, 2005 next week.

"My mandate as President and CEO of Kinross includes raising the bar for our financial reporting standards which will serve our company and shareholders moving forward. I am pleased that we have been able to release the restated financial statements for our company and our shareholders," said Kinross President and CEO, Tye Burt.

"Moving forward, our strategic objective is to continue to increase net asset value and cash flow per share," Burt said. "We are pursuing a four-point plan: growth from existing core operations; expanding our capacity for the future, developing attracting and retaining the best people in the industry, and driving new opportunities from exploration and acquisition."

Further to the press release issued February 3, 2006, the following is a summary of the restatement resulting from the non-cash impact of foreign currency translation on future tax liabilities related to the acquisition of TVX Gold and Echo Bay in January, 2003:

CONSOLIDATED BALANCE SHEETS

================================================================================================ ================
                                                                                 AS PREVIOUSLY
(ALL AMOUNTS ARE EXPRESSED IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)      REPORTED 1      AS RESTATED
------------------------------------------------------------------------------------------------ ----------------
AS AT DECEMBER 31, 2003
LIABILITIES
  Future income and mining taxes                                                  $     126.6      $     152.5
COMMON SHAREHOLDERS' EQUITY
  Accumulated deficit                                                             $    (429.1)     $    (455.8)
  Cumulative translation adjustment                                               $      (2.0)     $      (1.2)
------------------------------------------------------------------------------------------------ ----------------
AS AT DECEMBER 31, 2004
LIABILITIES
  Future income and mining taxes                                                  $      90.6      $     123.5
COMMON SHAREHOLDERS' EQUITY
  Accumulated deficit                                                             $    (487.7)     $    (521.4)
  Cumulative translation adjustment                                               $      (2.0)     $      (1.2)
================================================================================================ ================

CONSOLIDATED STATEMENTS OF OPERATIONS

================================================================================================ ================
                                                                                 AS PREVIOUSLY
(ALL AMOUNTS ARE EXPRESSED IN MILLIONS OF US DOLLARS, UNLESS OTHERWISE NOTED)      REPORTED 1      AS RESTATED
------------------------------------------------------------------------------------------------ ----------------
YEAR ENDED DECEMBER 31, 2003
Operating loss(2)                                                                 $    (419.6)     $    (419.6)
  Other income (expense)(3)                                                       $      11.1      $     (13.0)
Loss before taxes and other items                                                 $    (408.5)     $    (432.6)
Income and mining tax (recovery) expense                                          $      (1.5)     $      (4.1)
Other items                                                                       $      (1.0)     $      (1.0)
Net loss                                                                          $    (411.0)     $    (437.7)
Net loss attributable to common shareholders                                      $    (401.0)     $    (427.7)
Loss per share
  Basic and diluted                                                               $     (1.30)     $     (1.39)
------------------------------------------------------------------------------------------------ ----------------
YEAR ENDED DECEMBER 31, 2004
Operating loss(2)                                                                 $     (67.9)     $     (67.9)
  Other income (expense)(3)                                                       $       3.7      $      (6.2)
Loss before taxes and other items                                                 $     (64.2)     $     (74.1)
Income and mining tax (recovery) expense                                          $       8.6      $      11.5
Other items                                                                       $      (0.5)     $      (0.5)
Net loss                                                                          $     (56.1)     $     (63.1)
Net loss attributable to common shareholders                                      $     (56.1)     $     (63.1)
Loss per share
  Basic and diluted                                                               $     (0.16)     $     (0.18)
================================================================================================ ================

1.      "AS PREVIOUSLY REPORTED" RELATES TO THE FILINGS MADE ON NOVEMBER 30,
        2005
2.      OPERATING LOSS INCLUDES THE IMPACT OF IMPAIRMENT CHARGES
3. THE CHANGES IN OTHER INCOME (EXPENSE) PRIMARILY RELATE TO FOREIGN EXCHANGE LOSSES THAT RESULTED FROM THE RESTATEMENT

COURT MOTION TO EXTEND SHAREHOLDERS MEETING DATE
As a result of the delay in mailing its audited financial statements for the year ended December 31, 2004 in time, a motion (the "Motion") will be made to the Ontario Superior Court of Justice for an order extending the time for holding its annual and special meeting of shareholders for the year ended December 31, 2004. The Motion will

--------------------------------------------------------------------------------
Kinross Gold Corporation                Restated 2003, 2004 Financial Statements
                                                                          Page 2
seek an order from the Court to extend the meeting deadline past February 28, 2006, which was the deadline set by the Court in a previous order. The Motion will request an extension until June 30, 2006 in order for Kinross to be able to combine its shareholders meeting for the year ended December 31, 2004 with its shareholders meeting for the year ended December 31, 2005. The combined meeting is currently anticipated to be held in early May. Kinross hereby notifies its shareholders that a court date to hear the Motion has been set for February 27, 2006 at 10:00 a.m. to be heard at 393 University Avenue, 8th floor, Toronto, Ontario. Shareholders who wish to appear on the Motion should serve a Notice of Appearance, in accordance with the Rules of Civil Procedures on Robert Cohen of Cassels Brock & Blackwell LLP at 40 King Street West, Suite 2100, Scotia Plaza, Toronto, Ontario, M5H 3C2 or by fax to Robert Cohen at 416-350-6929. The Court Motion materials will be available on our website at WWW.KINROSS.COM.

ABOUT KINROSS GOLD CORPORATION

A world-class gold company based in Canada, Kinross Gold is the third largest primary gold producer in North America and the seventh largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide. In 2005, Kinross produced approximately 1.6 million ounces of gold.

Kinross maintains manageable levels of debt and financial policies aimed at maximizing cash flow, revenues and profit margins per ounce of gold. By expanding existing operations, increasing exploration and seeking prudent acquisitions, Kinross is generating shareholder value and growth.

--------------------------------------------------------------------------------

THIS PRESS RELEASE INCLUDES CERTAIN INFORMATION WHICH MAY BE FORWARD LOOKING AND/OR "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING PROJECTED PRODUCTION RESULTS, CAPITAL EXPENDITURES AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES.

For additional information, please contact:

TRACEY M. THOM
DIRECTOR, INVESTOR RELATIONS
& CORPORATE COMMUNICATIONS
(416) 365-1362
TRACEY.THOM@KINROSS.COM


--------------------------------------------------------------------------------
Kinross Gold Corporation                Restated 2003, 2004 Financial Statements
                                                                          Page 3